James Tod, P.Eng.,
WSP USA Environment & Infrastructure Inc.
2000 South Colorado Blvd., Suite 2-1000
Denver, CO 80222

CONSENT OF QUALIFIED PERSON

I, James Tod, P.Eng., state that I am responsible for preparing or supervising the preparation of a part of the technical report titled "NI 43-101 Technical Report on the Feasibility Study of the Terronera Project, Jalisco State, Mexico - Amended" with an effective date of September 9, 2021 and dated May 15, 2023 (the "Amended Technical Report") as signed and certified by me.

Furthermore, I state that:

(a) I consent to the public filing of the Amended Technical Report by Endeavour Silver Corp.;

(b) the document that the Amended Technical Report supports extracts from, or a summary of, the Amended Technical Report referenced in the news release dated May 31, 2023 (the "News Release") of Endeavour Silver Corp.;

(c) I consent to the use of my name in the News Release, or any quotation from or summarization, in the News Release of the parts of the Amended Technical Report for which I am responsible, and to the filing of the Amended Technical Report; and

(d) I confirm that I have read the News Release, and that the News Release fairly and accurately reflects, in the form and context in which it appears, the information in the parts of the Amended Technical Report for which I am responsible.

Dated this 31st day of May, 2023.

"signed"

______________________________
Signature of Qualified Person

James Tod, P.Eng.